Rocky Mountain Chocolate Factory, Inc.

265 Turner Drive

Durango, Colorado 81303

February 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 3720

Attention: Erin Donahue

Re:	Rocky Mountain Chocolate Factory, Inc. Registration Statement on Form S-1 File No. 333-292926

Acceleration Request

Requested Date: February 13, 2026

Requested Time: 4:00 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rocky Mountain Chocolate Factory, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-292926) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Amanda Urquiza at (650) 849-3032.

Sincerely,

Rocky Mountain Chocolate Factory, Inc.

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan
Interim Chief Executive Officer

cc:	Carrie E. Cass, Rocky Mountain Chocolate Factory, Inc. Douglas K. Schnell, Wilson Sonsini Goodrich & Rosati, P.C. Amanda N. Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.